                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*



           COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV)
--------------------------------------------------------------------------------
                               (Name of Issuer)

                NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)
--------------------------------------------------------------------------------
                 (Translation of Name of Issuer into English)

                            CLASS D COMMON SHARES,
       NOMINAL VALUE Bs. 36.90182224915 PER SHARE (the "Class D Shares")
                 AMERICAN DEPOSITARY SHARES EACH REPRESENTING
                       SEVEN CLASS D SHARES (the "ADSs")
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                 P3055Q103 (Class D Shares); 204421101 (ADSs)
--------------------------------------------------------------------------------
                                (CUSIP Number)

                     Marianne Drost, 1255 Corporate Drive
                   Irving, Texas 75038  Tel: (972) 507-2105
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                  June 23, 2000, June 26, 2000, July 11, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. P3055Q103 (Class D Shares)                               PAGE 2
          204421101 (ADSs)

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Bell Atlantic Corporation doing business as Verizon Communications
      IRS Identification No. 23-2259884
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      AF
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]

      Not applicable
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Delaware
--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER


                          Class D Shares: 32,945,829
     NUMBER OF            ADSs: 4,706,547
      SHARES        ------------------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER
     OWNED BY
       EACH               Class D Shares: None
    REPORTING             ADSs: None
      PERSON        ----------------------------------------------------------
       WITH          9    SOLE DISPOSITIVE POWER

                          Class D Shares: 32,945,829
                          ADSs: 4,706,547
                    ----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          Class D Shares: None
                          ADSs: None
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Class D Shares: 32,945,829
      ADSs: 4,706,547
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      Not Applicable                                                [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Class D Shares: 8.6%
      ADSs: 8.6%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      HC
------------------------------------------------------------------------------

CUSIP No. P3055Q103 (Class D Shares)                               PAGE 3
          204421101 (ADSs)

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      GTE Corporation
      IRS Identification No. 13-1678633
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      AF
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]

      Not applicable
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      State of New York
--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER


                          Class D Shares: 32,945,829
     NUMBER OF            ADSs: 4,706,547
      SHARES        ------------------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER
     OWNED BY
       EACH               Class D Shares: None
    REPORTING             ADSs: None
      PERSON        ----------------------------------------------------------
       WITH          9    SOLE DISPOSITIVE POWER

                          Class D Shares: 32,945,829
                          ADSs: 4,706,547
                    ----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          Class D Shares: None
                          ADSs: None
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Class D Shares: 32,945,829
      ADSs: 4,706,547
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      Not Applicable                                                [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Class D Shares: 8.6%
      ADSs: 8.6%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO
------------------------------------------------------------------------------

CUSIP No. P3055Q103 (Class D Shares)                               PAGE 4
          204421101 (ADSs)

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      GTE International Telecommunications Incorporated
      IRS Identification No. 06-1460807
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      AF
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]

      Not applicable
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Delaware
--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER


                          Class D Shares: 32,945,829
     NUMBER OF            ADSs: 4,706,547
      SHARES        ------------------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER
     OWNED BY
       EACH               Class D Shares: None
    REPORTING             ADSs: None
      PERSON        ----------------------------------------------------------
       WITH          9    SOLE DISPOSITIVE POWER

                          Class D Shares: 32,945,829
                          ADSs: 4,706,547
                    ----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          Class D Shares: None
                          ADSs: None
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Class D Shares: 32,945,829
      ADSs: 4,706,547
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      Not Applicable                                                [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Class D Shares: 8.6%
      ADSs: 8.6%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO
------------------------------------------------------------------------------

CUSIP No. P3055Q103 (Class D Shares)                               PAGE 5
          204421101 (ADSs)

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      GTE Venezuela Incorporated
      IRS Identification No. 13-3634506
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      AF
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]

      Not applicable
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Delaware
--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER


                          Class D Shares: 32,945,829
     NUMBER OF            ADSs: 4,706,547
      SHARES        ------------------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER
     OWNED BY
       EACH               Class D Shares: None
    REPORTING             ADSs: None
      PERSON        ----------------------------------------------------------
       WITH          9    SOLE DISPOSITIVE POWER

                          Class D Shares: 32,945,829
                          ADSs: 4,706,547
                    ----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          Class D Shares: None
                          ADSs: None
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Class D Shares: 32,945,829
      ADSs: 4,706,547
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      Not Applicable                                                [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Class D Shares: 8.6%
      ADSs: 8.6%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO
------------------------------------------------------------------------------

CUSIP No. P3055Q103 (Class D Shares)                               PAGE 6
          204421101 (ADSs)

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      GTE Venezuela S.a r.l.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      AF
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]

      Not applicable
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Luxembourg
--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER


                          Class D Shares: 32,945,829
     NUMBER OF            ADSs: 4,706,547
      SHARES        ------------------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER
     OWNED BY
       EACH               Class D Shares: None
    REPORTING             ADSs: None
      PERSON        ----------------------------------------------------------
       WITH          9    SOLE DISPOSITIVE POWER

                          Class D Shares: 32,945,829
                          ADSs: 4,706,547
                    ----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          Class D Shares: None
                          ADSs: None
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Class D Shares: 32,945,829
      ADSs: 4,706,547
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      Not Applicable                                                [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Class D Shares: 8.6%
      ADSs: 8.6%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO
------------------------------------------------------------------------------

CUSIP No. P3055Q103 (Class D Shares)                               PAGE 7
          204421101 (ADSs)

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      GTE Venholdings B.V.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      AF
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]

      Not applicable
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Netherlands
--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER


                          Class D Shares: 32,945,829
     NUMBER OF            ADSs: 4,706,547
      SHARES        ------------------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER
     OWNED BY
       EACH               Class D Shares: None
    REPORTING             ADSs: None
      PERSON        ----------------------------------------------------------
       WITH          9    SOLE DISPOSITIVE POWER

                          Class D Shares: 32,945,829
                          ADSs: 4,706,547
                    ----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          Class D Shares: None
                          ADSs: None
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Class D Shares: 32,945,829
      ADSs: 4,706,547
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      Not Applicable                                                [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Class D Shares: 8.6%
      ADSs: 8.6%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO
------------------------------------------------------------------------------

                                                                        Page - 8

     The following is a third amendment to the Statement on Schedule 13D (the "Schedule 13D"), originally filed by GTE Corporation and GTE Venezuela Incorporated on December 9, 1996 and amended on December 18, 1996, and December 23, 1998 in connection with the initial purchase by GTE Venezuela Incorporated of American Depositary Shares each representing seven Class D Shares nominal par value Bs. 36.90182224915 of Compania Anonima Nacional Telefonos de Venezuela (CANTV).

Item 1 of the Schedule 13D is amended in its entirety to read as follows:

ITEM 1.  SECURITY AND ISSUER

     This statement on Schedule 13D relates to 4,706,547 American Depositary Shares (the "ADSs") each representing seven Class D Shares nominal value Bs.
36.90182224915 per share (the "Class D Shares") of Compania Anonima Nacional Telefonos de Venezuela (CANTV) (the "Issuer") owned beneficially by Bell Atlantic Corporation doing business as Verizon Communications (Verizon) through its indirect wholly-owned subsidiaries, GTE Corporation, (GTE) GTE International Telecommunications Incorporated (GTE International), GTE Venezuela Incorporated,(GTE Venezuela), GTE Venezuela S.a r.l.,(GTE S.a r.l.) and GTE Venholdings B.V.(GTE Venholdings). CANTV has its principal executive offices at Edificio CANTV, Primer Piso, Avenida Libertador, Caracas, Venezuela. The ADSs are evidenced by American Depositary Receipts ("ADRs") issued under a Deposit Agreement dated as of November 27, 1996 among CANTV, Citibank, N.A., as depositary (the "Depositary"), and the holders and beneficial owners from time to time of ADRs issued thereunder. The principal executive offices of the Depositary are 111 Wall Street, New York, New York 10005.

Item 2 of the Schedule 13D is amended in its entirety to read as follows:

ITEM 2.  IDENTITY AND BACKGROUND

     This statement is being filed by Verizon, which is incorporated in Delaware, and by its indirect wholly-owned subsidiaries, GTE, a New York corporation, GTE International a Delaware corporation, GTE Venezuela, which is also incorporated in Delaware, GTE Venezuela S.a r.l. a Luxembourg corporation and GTE Venholdings a Dutch corporation.

     Verizon Communications, formed by the merger of Bell Atlantic and GTE, is one of the world's leading providers of high-growth communications services. Verizon companies are the largest providers of wireline and wireless communications in the United States, with 95 million access line equivalents and 25 million wireless customers. Verizon is also the world's largest provider of print and on-line directory information. A Fortune 10 company with more than 260,000 employees, Verizon's global presence extends to 40 countries in the Americas, Europe, Asia and the Pacific. GTE Venholdings acts as a holding company for Verizon's investment in the Issuer. Verizon, GTE, GTE International, GTE Venezuela, GTE S.a r.l. and GTE Venholdings are sometimes referred to herein as the "Reporting Persons." GTE Venholdings is a wholly-owned subsidiary of GTE S.a r.l., which in turn is a wholly-owned subsidiary of GTE Venezuela. GTE Venezuela is a wholly-owned subsidiary of GTE International, which is a wholly-owned subsidiary of GTE. Verizon owns all the common stock of GTE. Verizon's address is 1095 Avenue of the Americas, New York, New York 10036. The principal business office of GTE, GTE International and GTE Venezuela is 1255 Corporate Drive, Irving, Texas 75038-2518, U.S.A. The principal business address of GTE S.a r.l. is 400 route d'Esch, L-1471 Luxembourg. GTE Venholding's principal business address is Marten Meesweg 25, 3068 AV Rotterdam, The Netherlands.

     The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and directors of the Reporting Persons are set forth in Schedule A hereto.

     Within the last five years, neither Verizon, GTE, GTE International, GTE Venezuela, GTE S.a r.l., GTE Venholdings, nor, to the best of the Reporting Persons' knowledge, any of persons listed on Schedule A have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                                                        Page - 9

Item 4 of the Schedule 13D is hereby amended in its entirety to read as follows:

ITEM 4.  PURPOSE OF TRANSACTION

     Verizon acquired beneficial ownership of the ADSs to which this Schedule 13D relates through the merger of a subsidiary of Bell Atlantic Corporation into GTE on June 30, 2000. Verizon, GTE, GTE International, GTE Venezuela, GTE
S.a r.1, and GTE Venholdings acquired beneficial ownership of the ADSs to which this Schedule 13D relates in the SEC-registered initial public offering of ADSs and Class D Shares by the Republic of Venezuela and in open market transactions following such public offering.

     In addition to the ADSs to which this Schedule 13D relates, in December 1991 the Reporting Persons, through a subsidiary 51% owned by GTE Venezuela, VenWorld, Telecom, C.A. ("VenWorld"), a company organized under the laws of Venezuela, acquired operational control and 40% of the equity share capital of the Issuer from the Government of Venezuela for a purchase price of approximately US$1.885 billion. The shares owned by VenWorld constitute all of the issued and outstanding Class A shares, nominal value Bs. 36.90182224915 per share (the "Class A Shares"), of the Issuer. The 49% of VenWorld not held by the Reporting Persons was held directly or by wholly-owned subsidiaries of T.I. Telefonica Internacional de Espana, S.A. (16%), La Electricidad de Caracas, S.A.C.A., S.A. I.C.A. (16%), Banco Mercantil as trustee for 239 trusts established as a result of the liquidation of Inversiones Cimatel, C.A. (12%), and AT&T Corporation (5%) (collectively, together with the Reporting Persons, the "Consortium Participants").

     On December 22, 1998, GTE Venezuela and Banco Mercantil C.A., as trustee for certain of the trusts established as a result of the liquidation of Inversiones Cimatel, C.A., entered into a private transaction to exchange 7,728,307 of Banco Mercantil's common shares in VenWorld for 3,116,653 ADSs, owned by GTE Venezuela. As a result of this transaction, GTE Venezuela's holdings of CANTV ADSs declined to 4,706,547 or approximately 8.5% of the Issuer's total Class D shares. Additionally, GTE Venezuela now owns 57.8% of the common shares of VenWorld and Banco Mercantil's ownership in VenWorld declined to 5.2% from 12.0%.

     On June 26, 2000, GTE Venholdings acquired beneficial ownership of the securities to which the Schedule 13D relates when it acquired all of the stock of VenWorld and all of the ADSs of CANTV previously owned by GTE Venezuela. On July 11-12, 2000, GTE S.a r.l. acquired the shares of GTE Venholdings from GTE Venezuela. The Reporting Persons may make additional purchases of ADSs or Class D Shares or other securities of the Issuer either in the open market, in private transactions or otherwise depending on such factors as the Reporting Persons' evaluation of the Issuer's business, prospects and financial condition, the market for such securities, other opportunities available to the Reporting Persons, prospects for the Reporting Persons' own businesses, general economic conditions, including economic conditions in the Republic of Venezuela, the Issuer's principal market, stock market conditions and other future developments. Depending on similar factors, the Reporting Persons may decide to sell all or part of their investment in the ADSs or other securities of the Issuer, although they have no current intention to do so. The Reporting Persons may from time to time seek to influence business strategies of the Issuer with respect to such matters as acquisitions, dispositions, and changes in management or dividend policies or other extraordinary transactions.

     Except as indicated above, the Reporting Persons have no plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors of management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                                                                       Page - 10

(e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g)changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

                                                                       Page - 11

Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) The Reporting Persons beneficially own 4,706,547 ADSs each representing seven Class D Shares. The Class D Shares represented by these ADSs represent 8.6% of the total number of outstanding Class D Shares on June 26, 2000, or approximately 3.5% of the Issuer's total share capitalization. To the best of the Reporting Persons' knowledge, none of the persons listed in Schedule A hereto owns beneficially any Class D Shares or ADSs representing Class D Shares, except as follows:

                                               ADSs
Name and Position                      owned beneficially    % of Class D Shares represented
-----------------                      ------------------    -------------------------------

 Charles R. Lee,                              11,000                       *
   Chairman, Chief
   Executive Officer and a Director
   Verizon Communications;

Michael T. Masin,                              1,350                       *
  Vice Chairman and
  President-
  Verizon Communications;
  President, GTE International

Fares F. Salloum,                              3,000                       *
  Executive Vice President and
  a Director-GTE International
  President and a Director
  GTE Venezuela

Alfred C. Giammarino,                          2,000                       *
  Executive Vice President
  Finance and Planning and
  a Director-GTE International
  Vice President-Finance
  and Planning and a Director
  GTE Venezuela

 _______________
*Less than .1%

     (b) The Reporting Persons and, to the best of the Reporting Persons' knowledge, the persons listed in the above chart each has the sole power to vote and the sole power to dispose of the ADSs and the Class D Shares represented thereby as held by each of them.

     (c) Except as described in Item 4 above, in the past sixty days from the date of this statement, none of the Reporting Persons have purchased or sold any of the acquired ADSs each representing seven Class D Shares. In the past sixty days from the date of this statement, none of the persons listed in paragraph
(a) above have purchased or sold any of the acquired ADSs each representing seven Class D Shares other than Mr. Masin, who sold 1,000 ADSs on May 31, 2000 at a price of $28.5625 per ADS and 1,000 ADSs on June 6, 2000 at a price of $29.9375 per ADS.

                                                                       Page - 12

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

2(a)*     Press release of GTE Corporation dated November 20, 1996

2(b)*     Share Exchange Agreement dated December 18, 1998

3(a)*     Stock Purchase and Sale Agreement dated December 3, 1991

3(b)* Provisions of the Association Agreement dated August 1, 1991 relating to voting and transfer

* Previously Filed

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                        BELL ATLANTIC CORPORATION
                                        doing business as Verizon Communications

Date: July 13, 2000                 By: /s/ MARIANNE DROST
                                        -----------------------------
                                        Marianne Drost, Secretary


                                        GTE CORPORATION


Date: July 13, 2000                 By: /s/ MARIANNE DROST
                                        -----------------------------
                                        Marianne Drost, Secretary


                                        GTE VENEZUELA INCORPORATED


Date: July 13, 2000                 By: /s/ MARIANNE DROST
                                        -----------------------------
                                        Marianne Drost, Secretary

                                        GTE INTERNATIONAL TELECOMMUNICATIONS
                                        INCORPORATED


Date: July 13, 2000                 By: /s/ MARIANNE DROST
                                        -----------------------------
                                        Marianne Drost, Secretary


                                        GTE VENZUELA S.a r.1.


Date: July 13, 2000                 By: /s/ MARIANNE DROST
                                        -----------------------------
                                        Marianne Drost, Secretary


                                        GTE VENHOLDINGS B.V.


Date: July 13, 2000                 By: /s/ MARIANNE DROST
                                        -----------------------------
                                        Marianne Drost, Secretary

                                                                       Page - 13

                                                                      SCHEDULE A

Verizon Communications - 1095 Avenue of the Americas
                         New York, NY 10036

(a) Executive Officers
       Name                  Principal Occupation                          Citizenship
 ----------------            --------------------                          ----------
Charles R. Lee               Chairman, and Co-Chief Executive Officer      United States
                             Verizon Communications

Ivan G. Seidenberg           President, and Co-Chief Executive Officer     United States
                             Verizon Communications

Lawrence T. Babbio, Jr.      Vice Chairman and President                   United States
                             Verizon Communications

Michael T. Masin             Vice Chairman and President                   United States
                             Verizon Communications

Frederic V. Salerno          Vice Chairman and Chief Financial Officer     United States
                             Verizon Communications

James A. Attwood, Jr.        Executive Vice President                      United States
                             Strategic Development and Planning
                             Verizon Communications

Mary Beth Bardin             Executive Vice President                      United States
                             Public Affairs and Communications
                             Verizon Communications

William P. Barr              Executive Vice President and                  United States
                             General Counsel Verizon Communications

William F. Heitmann          Senior Vice President and Treasurer           United States
                             Verizon Communications

Ezra Singer                  Executive Vice President-                     United States
                             Human Resources (Acting)

Dennis F. Strigl             Executive Vice President and President        United States
                             Verizon Wireless


(b)  Directors

      Name                    Principal Occupation                         Citizenship
----------------              --------------------                         -----------
James R. Barker               Chairman of The Interlake Steamship          United States
                              Co. and Vice Chairman of Mormac Marine
                              Group, Inc. and the Moran Towing Company

                                                                       Page - 14

Edward H. Budd                Retired Chairman of the Board                United States
                              of the Travelers Group

Richard L. Carrion            Chairman President and Chief Executive       United States
                              Officer
                              Poplular, Inc.

Robert F. Daniell             Retired Chairman of the United               United States
                              Technologies Corporation

Helen L. Kaplan               Of Counsel Skadden, Arps,                    United States
                              Slate, Meagher & Flom LLP

Charles R. Lee                Chairman, and Co-Chief Executive Officer     United States

Sandra O. Moose               Senior Vice President, Director              United States
                              and Chair of the East Coast
                              Practice, The Boston Consulting
                              Group, Inc.

Joseph Neubauer               Chairman and Chief Executive                 United States
                              Officer of ARAMARK Corporation

Thomas H. O'Brien             Chairman and Chief Executive Officer         United States
                              of The PNC Financial Service Group, Inc.

Russell E. Palmer             Chairman and Chief Executive                 United States
                              Officer of The Palmer Group

Hugh B. Price                 President and chief Executive Officer        United States
                              National Urban League

Ivan G. Seidenberg            President and Co-Chief Executive             United States
                              Officer

Walter V. Shipley             Retired Chairman of the Board                United States
                              The Chase Manhattan Corporation

John W. Snow                  Chairman President and                       United States
                              Chief Executive Officer
                              CSX Corporation

John R. Stafford              Chairman President and Chief Executive       United States
                              Officer American Home Products Corporation

Robert D. Storey              Partner with the Cleveland law               United States
                              Firm of Thompson, Hine and Flory LLP

GTE INTERNATIONAL TELECOMMUNICATIONS INCORPORATED - 1255 Corporate Drive
                                                      Irving, TX 75038

Executive Officers

Michael T. Masin                   President                               United States

Alfred C. Giammarino               Executive Vice President-Finance
                                   and Planning                            United States

Fares F. Salloum                   Executive Vice President                Canada

J. Goodwin Bennett                 Vice President-General                  United States
                                   Counsel and Assistant Secretary

Andrew T. Jones                    Vice President                          United States

                                                                       Page - 15

Howard M. Svigals                  Vice President                          United States

Mabelle G. Sonnenschein            Vice President                          United States

Marianne Drost                     Secretary                               United States

Londa C. Perrett                   Assistant Secretary                     United States

(b) Directors

      Name                         Principal Occupation                    Citizenship
----------------                   --------------------                    -----------
Marianne Drost                     Secretary,                              United States

Alfred C. Giammarino               Vice President-Finance,                 United States
                                   And Planning GTE International

Fares F. Salloum                   President, GTE Venezuela                Canada
                                   Incorporated

GTE VENEZUELA INCORPORATED - 1255 Corporate Drive
                             Irving, TX 75038

(a) Executive Officers

      Name                         Principal Occupation                    Citizenship
----------------                   --------------------                    -----------
Fares F. Salloum                   President, GTE Venezuela                Canada
                                   Incorporated

Alfred C. Giammarino               Vice President-Finance and              United States
                                   Planning, GTE Venezuela

Andrew T. Jones                    Vice President                          United States

Howard M. Svigals                  Vice President                          United States

Marianne Drost                     Secretary                               United States

J. Goodwin Bennett                 Assistant Secretary                     United States

Ronald B. Spring                   Assistant Secretary                     United States

Londa Perrett                      Assistant Secretary                     United States

(b) Directors

      Name                         Principal Occupation                    Citizenship
----------------                   --------------------                    -----------
Marianne Drost                     Secretary, Verizon Communications       United States

Alfred C. Giammarino               Vice President-Finance                  United States
                                   and Planning GTE International

Fares F. Salloum                   President, GTE Venezuela                Canada
                                   Incorporated